UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2013

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Fourth-Quarter and Full-Year 2012 Results and Increases Quarterly Dividend,” dated February 12, 2013.

Exhibit

1.	Press Release dated February 12, 2013

Exhibit 1

Textainer Group Holdings Limited Reports Fourth-Quarter and Full-Year 2012 Results and Increases Quarterly Dividend

$1.2 Billion of Total Fleet Capex in 2012 Sets New Record

HAMILTON, Bermuda, February 12, 2013 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “the Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the fourth quarter and full year ended December 31, 2012.

Highlights:

•	We achieved record capex, revenue, net income attributable to Textainer common shareholders, adjusted net income(1) and adjusted EBITDA(1) for the quarter and full year;

•	Continued strong pace of expansion, invested a record of $1.2 billion of total fleet capex in new and used containers for the year, including $192 million of purchases from our managed fleet;

•	Revenues of $127.3 million for the quarter, an increase of 9.4% from the prior year quarter, and $487.1 million for the full year, an increase of 15.2% from the prior year;

•

Net income attributable to Textainer common shareholders of $60.6 million, or $1.07 per diluted common share, for the quarter, an increase of 10.3%, from the prior year quarter, and $207.0 million, or $3.96 per diluted common share, for the full year, an increase of 9.1% from the prior year;

•

Adjusted net income(1) of $58.2 million, or $1.03 per diluted common share, for the quarter, an increase of 9.8% from the prior year quarter, and $201.2 million, or $3.85 per diluted common share, for the full year, an increase of 12.9% from the prior year;

•	Adjusted EBITDA(1) of $114.9 million for the quarter, an increase of 28.8% from the prior year quarter, and $395.3 million for the full year, an increase of 19.0% from the prior year;

•	Utilization continued at very high levels, averaging 96.7% during the fourth quarter and 97.2% for 2012;

•	Acquired a majority interest in TAP Funding Ltd., a company that owns 99,000 TEU of containers managed by Textainer and recorded a bargain purchase gain of $9.4 million;

•	Textainer now owns 73% of its total fleet, the highest percentage in Company history;

•	Annual 2012 return on equity of 26%, exceeding Textainer’s average annual return on equity of 23% since the Company’s October 2007 initial public offering; and

•	Textainer paid a $0.44 per share dividend in the fourth quarter and declared a $0.45 per share dividend in the first quarter of 2013, the Company’s twelfth consecutive quarterly increase.

“The fourth quarter marked the close of a phenomenal year for Textainer. We reported record quarterly revenue of $127 million, record adjusted net income(1) of $58 million and record adjusted EBITDA(1) of $115 million,” commented Philip K. Brewer, President and Chief Executive Officer

of Textainer. “Not only did we achieve record performance for the quarter, but for the year as well with record revenues, income, and adjusted net income. We also set a new Textainer benchmark with $1.2 billion of annual capex in new and used containers. We also increased our dividend for the twelfth consecutive quarter. We are extremely pleased with Textainer’s performance.”

“We now own 73% of our total fleet reflecting our success in rapidly deploying capital raised during our September equity offering on revenue generating assets,” continued Mr. Brewer. “Owning containers increases the value we deliver to our shareholders as we earn significantly more on owned containers than managed containers. Our 26% return on equity, which is impressive given that we are the least leveraged of all public container leasing companies, is a result of our focus on investing in immediately accretive assets that provide strong returns.”

Key Financial Information (in thousands except for per share and TEU amounts):

	Q4 QTD			Full-year
	2012	2011	% Change	2012	2011	% Change
Total revenues	$127,284	$116,377	9.4%	$487,094	$422,796	15.2%
Net income attributable to Textainer Group Holdings Limited common shareholders	$60,573	$54,919	10.3%	$206,950	$189,606	9.1%
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$1.07	$1.10	(2.7%)	$3.96	$3.80	4.2%
Adjusted net income(1)	$58,219	$53,008	9.8%	$201,199	$178,199	12.9%
Adjusted net income per diluted common share(1)	$1.03	$1.06	(2.8%)	$3.85	$3.58	7.5%
Weighted average diluted shares outstanding	56,585	49,910	13.4%	52,231	49,839	4.8%
Adjusted EBITDA(1)	$114,908	$89,213	28.8%	$395,330	$332,212	19.0%
Average fleet utilization	96.7%	97.7%	(1.0%)	97.2%	98.3%	(1.1%)
Total fleet size at end of period (TEU)	2,775,034	2,469,039	12.4%
Owned percentage of total fleet at end of period	72.7%	58.6%	24.1%

“Adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized (gains) losses on interest rate swaps and caps, net, gain on sale of containers to NCI and related impact of reconciling items on net (loss) income attributable to the NCI. “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense (benefit), net (loss) income attributable to the NCI, depreciation and amortization expense, gain on sale of containers to NCI and related impact of reconciling items on net (loss) income attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Textainer’s adjusted net income(1) for the quarter and full year benefited from higher revenue from an increase in the size of the owned container fleet, offset by increased depreciation expense due to our record level of capex and higher new container prices, which averaged almost $2,400 per CEU in 2012, and an increase in interest expense due to an increase in debt required to fund the expansion of our owned fleet.

On December 20, 2012, Textainer acquired a 50.1% interest in TAP Funding Ltd., a company that owns an approximately 99,000 TEU (“twenty-foot equivalent unit”) fleet of containers currently managed by Textainer, for cash consideration of approximately $21 million plus the value of TAP Funding Ltd.’s existing debt that remains outstanding. This fleet contains a well diversified mix of container types, including standard dry freight, refrigerated and specialized dry freight containers. Additionally, the fleet has high utilization and a diversified lessee mix consistent with Textainer’s overall container fleet. Textainer has agreed with TAP Ltd., the other shareholder in TAP Funding Ltd., to continue to invest in new containers for this fleet, in order both to grow the portfolio and maintain the relatively young average age of the containers. As a result of the acquisition, the Company consolidated TAP Funding Ltd. and recorded a $9.4 million non-cash bargain purchase gain.

On December 31, 2012, Textainer also acquired approximately 24,000 TEU of standard dry freight containers from its managed fleet for approximately $33 million.

Textainer ended the year with a debt-to-equity ratio of 2.16:1. In 2012 the Company completed approximately $2.4 billion of financing in the debt and equity markets, resulting in over $1.3 billion in net incremental funding.

Outlook

“We believe the outlook for 2013 for our industry remains attractive. Shipping lines are likely to remain dependent on container lessors for the majority of their container needs due to limitations on both the cash they have available for investment and the funding provided by banks. Manufacturers are expected to produce 2.7 million TEU in 2013 compared to 2.5 million TEU during 2012, and lessors are expected to purchase 70% or more of total production versus 65% last year. Additionally, shipping lines are expected to continue their recent increase in disposals, which provides opportunities for purchase leaseback and trading business as well as increases in the demand for new replacement containers,” commented Mr. Brewer. “These factors, coupled with our strong balance sheet and access to financing, position us to continue to grow our market share, provide consistent financial results and maintain our market leading position. We are off to a good start in 2013, with over $95 million already invested in new and used containers.”

“Two other factors help support our positive outlook for 2013. First, we own a record 73% of our fleet. While we expect average utilization to be below last year’s level, it should remain high since 82% of our fleet is subject to long-term and finance leases. Second, during the fourth quarter of 2012 we successfully closed several finance lease and purchase leaseback transactions and expect to further grow this business in 2013.”

Dividend

On February 8, 2013, Textainer’s Board of Directors approved and declared a quarterly cash dividend of $0.45 per share on Textainer’s issued and outstanding common shares, payable on March 5, 2013 to shareholders of record as of February 22, 2013. This dividend is an increase of $0.01 per share from the prior quarter. The current dividend represents 44% of adjusted net income(1).

“We increased our dividend by 2% from the third quarter, resulting in a 44% payout ratio. This is our twelfth consecutive quarterly dividend increase, continues our record of either stable or increasing dividends every quarter since going public and is a 22% increase compared to the dividend declared for the fourth quarter of 2011,” added Mr. Brewer. “We believe our dividend policy properly balances the need to fund growth while providing income to our shareholders.”

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EST on Tuesday, February 12, 2013 to discuss Textainer’s fourth-quarter and full-year 2012 results. An archive of the Webcast will be available one hour after the live call through February 12, 2014. For callers in the U.S. the dial-in number for the conference call is (888) 895-5271; for callers outside the U.S. the dial-in number for the conference call is

(847) 619-6547. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. The Company began operations in 1979 and as of the most recent quarter end had approximately 1.9 million containers, representing approximately 2.8 million TEU, in its owned and managed fleet. Textainer leases dry freight, refrigerated, and specialized containers. Each year the Company is one of the largest purchasers of new containers as well as one of the largest sellers of used containers in the world. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,000 customers worldwide. Textainer operates via an international network of 14 regional and area offices, as well as more than 390 independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainers belief that the outlook for 2013 for its industry remains attractive; (ii) Textainer’s belief that owning containers increases the value it delivers to its shareholders as it earns significantly more on owned containers than managed containers; (iii) industry data suggesting that shipping lines are likely to remain dependent on container lessors for the majority of their container needs due to limitations on both the cash they have available for investment and the funding provided by banks; (iv) industry data suggesting that manufacturers are expected to purchase 70% or more of total production versus 65% last year; (v) Textainer’s belief that the expectation of shipping lines to continue their recent increase in disposals provides opportunities for purchase leaseback and trading business as well as increases in the demand for new replacement containers; (vi) Textainer’s belief that the container industry’s outlook, coupled with Textainer’s strong balance sheet and access to financing, positions Textainer to continue to grow its market share, provide consistent financial results and maintain its market leading position; (vii) Textainer’s belief that, while it expects its average utilization to be below last year’s level, it should remain high since 82% of its fleet is subject to long-term and financing leases; (viii) Textainer’s expectation that it will further grow its finance lease and purchase leaseback business in 2013 and (ix) Textainer’s belief that its dividend policy properly balances the need to fund growth while providing income to its shareholders. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increasing storage, repositioning, collection and recovery expenses; we own a large and growing number of containers in our fleet and are subject to significant ownership risk; further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers and any increase in the cost or reduction in the supply of new containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; the demand for leased containers is partially tied to international trade and if this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on June 27, 2012.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Thomas J. Gallo, +1- 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three Months and Years Ended December 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,
	2012	2011	2012	2011
Revenues:
Lease rental income	$106,816	$87,072	$383,989	$327,627
Management fees	5,880	6,628	26,169	29,324
Trading container sales proceeds	6,760	14,770	42,099	34,214
Gains on sale of containers, net	7,828	7,907	34,837	31,631

Total revenues	127,284	116,377	487,094	422,796

Operating expenses:
Direct container expense	7,584	5,554	25,173	18,307
Cost of trading containers sold	5,767	12,219	36,810	29,456
Depreciation expense	33,522	21,501	104,844	83,177
Amortization expense	1,140	1,335	5,020	6,110
General and administrative expense	5,974	5,453	23,015	23,495
Short-term incentive compensation expense	1,837	1,209	5,310	4,921
Long-term incentive compensation expense	1,721	1,486	6,950	5,950
Bad debt (recovery) expense, net	(1,618)	782	1,525	3,007
Gain on sale of containers to noncontrolling interest	—	—	—	(19,773)

Total operating expenses	55,927	49,539	208,647	154,650

Income from operations	71,357	66,838	278,447	268,146

Other income (expense):
Interest expense	(20,195)	(14,649)	(72,886)	(44,891)
Interest income	43	12	146	32
Realized losses on interest rate swaps and caps, net	(2,541)	(2,654)	(10,163)	(10,824)
Unrealized gains (losses) on interest rate swaps and caps, net	2,343	1,909	5,527	(3,849)
Bargain purchase gain	9,441	—	9,441	—
Other, net	43	3	44	(115)

Net other expense	(10,866)	(15,379)	(67,891)	(59,647)

Income before income tax and noncontrolling interests	60,491	51,459	210,556	208,499
Income tax (expense) benefit	(372)	3,030	(5,493)	(4,481)

Net income	60,119	54,489	205,063	204,018
Less: Net loss (income) attributable to the noncontrolling interests	454	430	1,887	(14,412)

Net income attributable to Textainer Group Holdings Limited common shareholders	$60,573	$54,919	$206,950	$189,606

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$1.09	$1.12	$4.04	$3.88
Diluted	$1.07	$1.10	$3.96	$3.80
Weighted average shares outstanding (in thousands):
Basic	55,753	48,931	51,277	48,859
Diluted	56,585	49,910	52,231	49,839
Other comprehensive income:
Foreign currency translation adjustments	69	(165)	142	24

Comprehensive income	60,188	54,324	205,205	204,042
Less: Comprehensive loss (income) attributable to the noncontrolling interest	454	430	1,887	(14,412)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders	$60,642	$54,754	$207,092	$189,630

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2012 and December 31, 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$100,127	$74,816
Accounts receivable, net of allowance for doubtful accounts of $8,025 and $7,840 in 2012 and 2011, respectively	94,102	86,428
Net investment in direct financing and sales-type leases	43,253	25,075
Trading containers	7,296	12,970
Containers held for sale	15,717	7,832
Prepaid expenses	14,006	10,243
Deferred taxes	2,332	2,443
Due from affiliates, net	4,377	—

Total current assets	281,210	219,807
Restricted cash	54,945	45,858
Containers, net of accumulated depreciation of $490,930 and $377,731 at 2012 and 2011, respectively	2,916,673	1,903,855
Net investment in direct financing and sales-type leases	173,634	85,121
Fixed assets, net of accumulated depreciation of $9,189 and $9,027 at 2012 and 2011, respectively	1,621	1,717
Intangible assets, net of accumulated amortization of $26,963 and $33,340 at 2012 and 2011, respectively	33,383	46,675
Other assets	14,614	7,171

Total assets	$3,476,080	$2,310,204

Liabilities and Equity
Current liabilities:
Accounts payable	$4,451	$2,616
Accrued expenses	14,329	18,491
Container contracts payable	87,708	25,510
Deferred revenue and other	1,681	6,245
Due to owners, net	13,218	15,812
Secured debt facility	—	41,035
Bonds payable	131,500	91,500

Total current liabilities	252,887	201,209
Revolving credit facilities	549,911	133,047
Secured debt facilities	874,000	779,383
Bonds payable	706,291	464,226
Deferred revenue and other	3,210	1,136
Interest rate swaps and caps	10,819	16,110
Income tax payable	27,580	22,729
Deferred taxes	5,249	7,438

Total liabilities	2,429,947	1,625,278

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 55,754,529 and 48,951,114 at 2012 and 2011, respectively	558	490
Additional paid-in capital	354,448	154,460
Accumulated other comprehensive loss	114	(28)
Retained earnings	652,383	528,906

Total Textainer Group Holdings Limited shareholders’ equity	1,007,503	683,828
Noncontrolling interests	38,630	1,098

Total equity	1,046,133	684,926

Total liabilities and equity	$3,476,080	$2,310,204

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Years Ended December 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Years Ended December 31,
	2012	2011
Cash flows from operating activities:
Net income	$205,063	$204,018

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	104,844	83,177
Bad debt expense, net	1,525	3,007
Unrealized (gains) losses on interest rate swaps and caps, net	(5,527)	3,849
Amortization of debt issuance costs	11,700	8,101
Amortization of intangible assets	5,020	6,110
Amortization of acquired below-market leases	(33)	(411)
Amortization of deferred revenue	(6,026)	(9,181)
Amortization of unearned income on direct financing and sales-type leases	(11,828)	(9,055)
Gains on sale of containers, net	(34,837)	(31,631)
Bargain purchase gain	(9,441)	—
Gain on sale of containers to noncontrolling interest	—	(19,773)
Share-based compensation expense	7,968	6,177
Changes in operating assets and liabilities	(1,901)	(31,043)

Total adjustments	61,464	9,327

Net cash provided by operating activities	266,527	213,345

Cash flows from investing activities:
Purchase of containers and fixed assets	(1,087,489)	(823,694)
Acquisition of TAP Funding Ltd.	(20,532)	—
Payment for Textainer Marine Containers Ltd. capital restructuring, net of cash acquired	—	(11,783)
Proceeds from sale of containers and fixed assets	91,324	75,311
Receipt of principal payments on direct financing and sales-type leases	42,410	35,042

Net cash used in investing activities	(974,287)	(725,124)

Cash flows from financing activities:
Proceeds from revolving credit facilities	435,720	202,100
Principal payments on revolving credit facilities	(127,327)	(173,053)
Proceeds from secured debt facilities	907,000	627,000
Principal payments on secured debt facilities	(853,697)	(364,803)
Proceeds from bonds payable	400,000	400,000
Principal payments on bonds payable	(118,168)	(71,500)
Increase in restricted cash	(7,173)	(30,824)
Debt issuance costs	(24,048)	(8,402)
Issuance of common shares upon exercise of share options	4,669	6,065
Issuance of common shares in public offering	185,220	—
Public offering costs	(381)	—
Excess tax benefit from share-based compensation awards	2,580	3,633
Capital contributions from noncontrolling interest	12,007	1,823
Dividends paid	(83,473)	(62,549)

Net cash provided by financing activities	732,929	529,490

Effect of exchange rate changes	142	24

Net increase in cash and cash equivalents	25,311	17,735
Cash and cash equivalents, beginning of the year	74,816	57,081

Cash and cash equivalents, end of year	$100,127	$74,816

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three Months and Years Ended December 31, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three months and years ended December 31, 2012 and 2011, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense (benefit), net (loss) income attributable to the noncontrolling interests (“NCI”), depreciation and amortization expense, gain on sale of containers to NCI and the related impact of reconciling items on net (loss) income attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized (gains) losses on interest rate swaps and caps, net, gain on sale of containers to NCI and the related impact of reconciling items on net (loss) income attributable to the NCI); and

(d)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized (gains) losses on interest rate swaps and caps, net, gain on sale of containers to NCI and the related impact of reconciling items on net (loss) income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap or cap held to maturity the unrealized (gains) losses will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps and caps, net and gain on sale of containers to NCI are both noncash items and unrealized (gains) losses on interest rate swaps and caps, net is a non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither Adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended December 31,		Years Ended December 31,
	2012	2011	2012	2011
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$60,573	$54,919	$206,950	$189,606
Adjustments:
Interest income	(43)	(12)	(146)	(32)
Interest expense	20,195	14,649	72,886	44,891
Realized losses on interest rate swaps and caps, net	2,541	2,654	10,163	10,824
Unrealized (gains) losses on interest rate swaps and caps, net	(2,343)	(1,909)	(5,527)	3,849
Income tax expense (benefit)	372	(3,030)	5,493	4,481
Net (loss) income attributable to the noncontrolling interest	(454)	(430)	(1,887)	14,412
Depreciation expense	33,522	21,501	104,844	83,177
Amortization expense	1,140	1,335	5,020	6,110
Gain on sale of containers to noncontrolling interest	—	—	—	(19,773)
Impact of reconciling items on net (loss) income attributable to the noncontrolling interests	(595)	(464)	(2,466)	(5,333)

Adjusted EBITDA	$114,908	$89,213	$395,330	$332,212

Net cash provided by operating activities			$266,527	$213,345
Adjustments:
Bad debt expense, net			(1,525)	(3,007)
Amortization of debt issuance costs			(11,700)	(8,101)
Amortization of acquired net below market leases			33	411
Amortization of deferred revenue			6,026	9,181
Amortization of unearned income on direct financing and sales-type leases			11,828	9,055
Gains on sale of containers, net			34,837	31,631
Bargain purchase gain			9,441	—
Share-based compensation expense			(7,968)	(6,177)
Interest income			(146)	(32)
Interest expense			72,886	44,891
Realized losses on interest rate swaps and caps, net			10,163	10,824
Income tax expense			5,493	4,481
Changes in operating assets and liabilities			1,901	31,043
Impact of reconciling items on net (loss) income attributable to the noncontrolling interests			(2,466)	(5,333)

Adjusted EBITDA			$395,330	$332,212

	Three Months Ended December 31,		Years Ended December 31,
	2012	2011	2012	2011
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$60,573	$54,919	$206,950	$189,606
Adjustments:
Unrealized (gains) losses on interest rate swaps and caps, net	(2,343)	(1,909)	(5,527)	3,849
Gain on sale of containers to noncontrolling interest	—	—	—	(19,773)
Impact of reconciling items on net (loss) income attributable to noncontrolling interests	(11)	(2)	(224)	4,517

Adjusted net income	$58,219	$53,008	$201,199	$178,199

Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$1.07	$1.10	$3.96	$3.80
Adjustments:
Unrealized (gains) losses on interest rate swaps and caps, net	(0.04)	(0.04)	(0.11)	0.08
Gain on sale of containers to noncontrolling interest	—	—	—	(0.39)
Impact of reconciling items on net (loss) income attributable to noncontrolling interests	—	—	—	0.09

Adjusted net income per diluted common share	$1.03	$1.06	$3.85	$3.58

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2013

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer